Exhibit 99.2

Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7173

MAGNA INTERNATIONAL INC.

ANNUAL MEETING OF SHAREHOLDERS

Friday, May 10th, 2013

REPORT OF VOTING RESULTS

(pursuant to National Instrument 51-102, §11.3)

Resolution	Vote Type*	Voted	Voted (%)

Elect Scott B. Bonham as Director	For	182,853,429	99.52
	Withheld	880,235	0.48

Elect Peter G. Bowie as Director	For	183,193,443	99.71
	Withheld	540,220	0.29

Elect Hon. J. Trevor Eyton as Director	For	180,295,635	98.13
	Withheld	3,438,028	1.87

Elect V. Peter Harder as Director	For	180,221,724	98.09
	Withheld	3,511,939	1.91

Elect Lady Barbara Thomas Judge as Director	For	179,550,053	97.72
	Withheld	4,183,611	2.28

Elect Kurt J. Lauk as Director	For	182,292,465	99.22
	Withheld	1,441,198	0.78

Elect Donald J. Walker as Director	For	183,199,999	99.71
	Withheld	533,665	0.29

Elect Lawrence D. Worrall as Director	For	183,185,633	99.70
	Withheld	548,030	0.30

Elect William L. Young as Director	For	181,614,303	98.85
	Withheld	2,119,359	1.15

Appointment of Auditors	For	185,486,401	98.29
	Withheld	3,234,382	1.71

Advisory Resolution on Approach to Executive Compensation	For	137,713,877	74.95
	Against	46,020,781	25.05

MAGNA INTERNATIONAL INC.

/s/ “Bassem A. Shakeel”
Bassem A. Shakeel
Date: May 10, 2013	Vice-President and Secretary